EXHIBIT 99.1
Certification of Principal Executive Officer
Pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)



I,  Raynerd  B. Carson, President and Chief Executive Officer  of
World Ventures Inc., certify, to the best of my knowledge, based upon a review of the Annual Report on Form 20-F for the period ended October 31, 2002 of World Ventures Inc. that:

  (1) The Annual Report on Form 20-F fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

  (2) The information contained and incorporated by reference in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and results of operations of World Ventures Inc.


/s/ Raynerd B. Carson
----------------------
Raynerd B. Carson
President (Chief Executive Officer)
May 5, 2003



A  SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY  SECTION
906 HAS BEEN PROVIDED TO WORLD VENTURES INC. AND WILL BE RETAINED
BY  WORLD  VENTURES  INC. AND FURNISHED  TO  THE  SECURITIES  AND
EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.